Interbrew

THE WORLD'S LOCAL BREWER

02 OCT 21 AM 9:50

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

02055541

By couri

Leuven, 14 October 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 10/28

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew and Rexam strike successful deal in sale of Nienburger Glas

Brussels, 14 October 2002

Interbrew, The World's Local Brewer©, is pleased to announce it has reached agreement with Rexam PLC, the global consumer packaging company, for the sale of Nienburger Glas GmbH for a total consideration of EUR 108 million. The transaction, which is subject to regulatory approval by the competition authorities, will be supported by a supply agreement between Interbrew and the new owner. The sale of Nienburger Glas will not impact Interbrew's income statement.

Nienburger Glas is one of the leading manufacturers and distributors of glass packaging in Germany. It designs and produces glass packaging for various purposes, with a particular strength in beverage- and food-related products. The company joined the Interbrew family as part of the Beck & Co acquisition in February 2002.

"Glass packaging is not part of our core expertise and we continue our focus on organic growth and operating excellence in our industry." says Hugo Powell, CEO of Interbrew. "I am pleased that we reached agreement in such a short timeframe and at attractive conditions. I believe that Nienburger Glas will have a better future and deliver more value as part of a focused consumer packaging group such as Rexam."

The consideration of EUR 108 million, which includes debt assumed by the new owner, is subject to working capital adjustments. As part of the transaction, Interbrew and Rexam have signed a supply agreement, providing continuity in Interbrew's glass-packaging supply. Lehman Brothers acted as financial advisors to Interbrew on this transaction.

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com